Exhibit 99.1

Qunar Reports Third Quarter 2014 Financial Results

Year on year revenue growth again exceeds 100%

BEIJING, Dec 1, 2014 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading search-based travel commerce platform, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Highlights for the Third Quarter of 2014

•                  Total revenues for the third quarter of 2014 were RMB501.1 million (US$81.6 million), an increase of 107.8% year-on-year.

•                  Mobile revenues for the third quarter of 2014 were RMB202.7 million (US$33.0 million), an increase of 445.1% year-on-year, representing 40.4% of total revenues, compared to 15.4% in the corresponding period of 2013.

•                  Total Estimated Flight Ticket volume (TEFT) and Total Estimated Hotel Room-night volume (TEHR) for the third quarter of 2014 were 22.7 million and 10.0 million, respectively, an increase of 57.0% and 84.6% year-on-year.

“Momentum for revenue growth remained robust in the third quarter,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar. “Our focus on execution led to revenue growth of 108% year-on-year from a very strong base a year ago, driven by volume gains and healthy increases in both revenue per ticket and revenue per room night.

“I’m particularly encouraged by the progress we have made in our hotel direct business,” Mr. Zhuang added. “Thanks to the rapid expansion of our directly-signed hotel network and continued development of technology infrastructure, direct sales contributed 51% of our total hotel volume for the quarter. Mobile continued to be a key driver of our growth, accounting for 40% of total revenue, 55% of TEHR, and 43% of TEFT.”

“Our focused investments in technology and product sourcing continued to drive solid results,” said Sam Sun, chief financial officer of Qunar. “In these areas and across all our businesses lines, we are committed to an aggressive but disciplined investment approach to drive long-term growth.”

Third Quarter 2014 Financial Results

Total revenues for the third quarter of 2014 were RMB501.1 million (US$81.6 million), an increase of 107.8% year-on-year and 25.2% quarter-on-quarter. Mobile revenues for the third quarter of 2014 were RMB202.7 million (US$33.0 million), an increase of 445.1% year-on-year, representing 40.4% of total revenues. Pay-for-performance (“P4P”) revenues for the third quarter of 2014 were RMB476.4 million (US$77.6 million), an increase of 119.3% year-on-year and 25.8% quarter-on-quarter.

Among the P4P revenues, flight and flight related revenues for the third quarter of 2014 were RMB312.1 million (US$50.8 million), an increase of 104.1% year-on-year. Year-on-year P4P flight revenue growth was primarily due to a 57.0% increase in TEFT and a 30.0% increase in revenue per ticket.

P4P hotel revenues were RMB111.7 million (US$18.2 million), an increase of 98.1% year-on-year. Year-on-year P4P hotel revenue growth was primarily due to an 84.6% increase in TEHR and a 7.3% increase in revenue per room night.

Gross profit for the third quarter of 2014 was RMB362.9 million (US$59.1 million), an increase of 89.6% year-on-year. Gross margin for the third quarter of 2014 was 72.4%, compared to 79.4% for the corresponding period of 2013 and 73.6% for the second quarter of 2014. The year-on-year increase in gross profit during the quarter was primarily due to the significant increase in total revenues, and was partially offset by an increase in online payment processing fees, recorded in cost of revenues, which the Company began to incur in the first quarter of 2014.

Product development expenses for the third quarter of 2014 were RMB229.5 million (US$37.4 million), an increase of 153.1% year-on-year, primarily due to an increase in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses were RMB215.7 million (US$35.1 million), and accounted for 43.1% of total revenues, compared to 35.5% for the corresponding period of 2013 and 41.8% for the second quarter of 2014.

Product sourcing expenses for the third quarter of 2014 were RMB99.8 million (US$16.3 million), an increase of 519.9% year-on-year, primarily due to an increase in product sourcing headcount. Excluding share-based compensation expenses, product sourcing expenses were RMB99.2 million (US$16.2 million), an increase of 529.3% year-on-year, and accounted for 19.8% of total revenues, compared to 6.5% for the corresponding period of 2013 and 16.9% for the second quarter of 2014.

Sales and marketing expenses for the third quarter of 2014 were RMB266.2 million (US$43.4 million), an increase of 189.6% year-on-year, primarily due to an increase in salary and welfare expenses as a result of increased headcount, as well as an increase in online marketing expenses and advertising and other promotion expenses. The headcount expenses under sales and marketing were primarily expenses related to staff with operational functions, including the Company’s small call center staff, photographers, editors, and staff for data analysis. Excluding share-based compensation expenses, sales and marketing expenses were RMB263.0 million (US$42.9 million), an increase of 189.9% year-on-year, and accounted for 52.5% of total revenues, compared to 37.6% for the corresponding period of 2013 and 52.9% for the second quarter of 2014.

Online marketing expenses for the Company’s Baidu Zhixin Cooperation for the third quarter of 2014 were RMB235.6 million (US$38.4 million), an increase of 59.6% quarter-on-quarter. The increase was primarily due to a significant increase in Zhixin-related page views acquired during the period. Online marketing expenses from the Zhixin Cooperation Agreement were non-cash expenses and recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and the fair value of the warrants at each reporting date.

General and administrative expenses for the third quarter of 2014 were RMB106.9 million (US$17.4 million), an increase of 267.1% year-on-year, primarily due to an increase in share-based compensation, salary and welfare expenses associated with headcount increases. Excluding share-based compensation expenses, general and administrative expenses were RMB58.8 million (US$9.6 million), an increase of 117.2% year-on-year, and accounted for 11.7% of total revenues, compared to 11.2% for the corresponding period of 2013 and 13.3% for the second quarter of 2014.

Operating loss for the third quarter of 2014 was RMB575.1 million (US$93.7 million), compared to RMB36.4 million in the corresponding period of 2013 and RMB429.0 million in the second quarter of 2014.

Operating loss for the third quarter of 2014 on a non-GAAP basis, which excludes online marketing expenses from the Zhixin Cooperation Agreement of RMB235.6 million, share-based compensation expenses of RMB65.6 million, and non-cash expenses relating to free user traffic contributed by Baidu of RMB0.3 million, was RMB273.6 million (US$44.6 million). Operating margin (non-GAAP) for the third quarter of 2014 was negative 54.6%, compared to negative 10.9% in the corresponding period of 2013 and negative 50.9% in the second quarter of 2014. The increase in operating loss was mainly attributable to continued investment in product development and product sourcing to drive business growth. The sequential increase in negative non-GAAP operating margin in the third quarter was primarily due to substantial headcount additions during the first half of 2014 and the full-quarter impact of headcount related expenses in the third quarter versus partial-quarter impact in the second quarter.

Net loss attributable to Qunar’s shareholders for the third quarter of 2014 was RMB566.2 million (US$92.3 million), compared to RMB48.8 million in the corresponding period of 2013 and RMB421.6 million in the second quarter of 2014. The increase in net loss attributable to Qunar’s shareholders was primarily due to reasons mentioned above.  Basic and diluted net loss per ADS for the third quarter of 2014 was RMB4.77 (US$0.78).

Adjusted net loss (non-GAAP), defined as net loss excluding online marketing expenses from the Zhixin Cooperation Agreement of RMB235.6 million, share-based compensation expenses of RMB65.6 million and non-cash expenses relating to free user traffic contributed by Baidu of RMB0.3 million, for the third quarter of 2014 was RMB264.7 million (US$43.1 million), compared to adjusted net loss of RMB38.7 million in the corresponding period of 2013 and adjusted net loss of RMB196.5 million in the second quarter of 2014.

Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude online marketing expenses from the Zhixin Cooperation Agreement of RMB235.6 million, share-based compensation expenses of RMB65.6 million and non-cash expenses relating to free user traffic contributed by Baidu of RMB0.3 million, for the third quarter of 2014 was negative RMB245.4 million (US$40.0 million), compared to negative RMB18.8 million in the corresponding period of 2013 and negative RMB183.2 million in the second quarter of 2014.

As of September 30, 2014, Qunar had cash, cash equivalents, restricted cash, funds receivable and short-term investments of RMB1.6 billion (US$267.9 million). Qunar entered into a US$300 million revolving credit facility agreement with Baidu on February 27, 2014. The agreement has a term of three years and any drawdown bears an annual interest rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. We may repay our outstanding debt obligation at maturity either by cash or by our shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. As of September 30, 2014, Qunar had yet to draw down on this credit facility. As of October 31, 2014, Qunar had 245,120,505 Class A ordinary shares and 111,622,758 Class B ordinary shares outstanding.

Business Outlook

For the fourth quarter of 2014, the Company expects year-on-year revenue growth in the range of 90% to 95%. This forecast reflects Qunar’s current and preliminary view, which is subject to change.

Conference Call

Qunar’s management will hold an earnings conference call at 8:00 PM on December 1, 2014, U.S. Eastern Time (9:00 AM on December 2, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6823-2299
U.S.:	+1-631-514-2526
UK:	+44-20-3078-7622
Hong Kong:	+852-5808-3202
Mainland China:	400-120-0539

Passcode for all regions:	7791398

A replay of the conference call may be accessed by phone at the following number until December 9, 2014:

International:	+61-2-9641-7900
Passcode:	7791398

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding our relationships with users and travel service providers; the execution of the business cooperation framework agreement with Baidu; its plans to invest in the technology platform; competition in our industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our prospectus and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Qunar also uses Adjusted net income/(loss), Adjusted EBITDA and Adjusted operating income/(loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based payments, depreciation and amortization, expenses relating to free user traffic contributed by Baidu, Inc., and online marketing expenses from the Zhixin Cooperation Agreement. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on September 30, 2014, which was RMB6.1380 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar Cayman Islands Limited is the leading search-based commerce platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005 and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please contact:

China

Jenna Qian

Qunar

Tel: 8610 5760 3609

ir@qunar.com / press@qunar.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: qunar@brunswickgroup.com

U.S.

Brunswick Group

Tel: +1-212-333-3810

Email: qunar@brunswickgroup.com

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2013	2014	2014
(In thousands except for number of shares and per share data)	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	980,129	973,402	158,586
Restricted cash	163,506	269,806	43,957
Funds receivable	241,122	401,151	65,355
Short-term investments	485,945	—	—
Accounts receivable, net	99,892	147,806	24,080
Due from related parties	10,000	22,000	3,584
Prepayments and other current assets	66,104	203,204	33,106
Deferred tax assets, current	8,436	9,070	1,478
Total current assets	2,055,134	2,026,439	330,146

Non-current assets:
Property and equipment, net	45,690	128,967	21,011
Long-term Investment	—	55,698	9,074
Other non-current assets	23,951	43,710	7,122
Total non-current assets	69,641	228,375	37,207

Total assets	2,124,775	2,254,814	367,353

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Customer advances and deposits	164,679	229,645	37,414
Due to related parties	4,492	2,625	428
Accounts payable	5,087	19,088	3,110
Salaries and welfare payable	85,977	133,387	21,731
Income tax payable	5,764	9,247	1,507
Accrued expenses and other current liabilities	438,486	918,597	149,656
Warrant liability	—	447,446	72,898
Total current liabilities	704,485	1,760,035	286,744

Non-current liabilities:
Non-current liabilities	57,863	64,402	10,492
Total non-current liabilities	57,863	64,402	10,492

Total liabilities	762,348	1,824,437	297,236

Shareholders’ equity:
Class A ordinary shares	1,914	1,554	253
Class B ordinary shares	240	688	112
Additional paid-in capital	1,788,167	1,999,456	325,751
Accumulated other comprehensive loss	(28,476)	(464)	(76)
Accumulated deficit	(399,418)	(1,570,857)	(255,923)
Total shareholders’ equity	1,362,427	430,377	70,117

Total liabilities and shareholders’ equity	2,124,775	2,254,814	367,353

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
(In thousands except for number of shares and per share(ADS) data)	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues
Pay-for-performance services(*)	217,257	378,639	476,397	77,614
Display advertising services	18,147	21,221	24,365	3,970
Other services(*)	5,742	538	365	59
Total revenues	241,146	400,398	501,127	81,643
Cost of Revenues	(49,712)	(105,653)	(138,223)	(22,519)
Gross profit	191,434	294,745	362,904	59,124
Operating expenses:
Product developments (Note 1)	(90,700)	(181,584)	(229,548)	(37,398)
Product sourcing (Note 1)(**)	(16,094)	(67,665)	(99,763)	(16,253)
Sales and marketing (Note 1)(**)	(91,932)	(215,012)	(266,210)	(43,371)
General and administrative (Note 1)	(29,117)	(111,795)	(106,902)	(17,416)
Online marketing expense for Baidu Zhixin Cooperation	—	(147,642)	(235,575)	(38,380)
Operating loss	(36,409)	(428,953)	(575,094)	(93,694)
Interest income, net	1,087	9,642	6,923	1,128
Foreign exchange gain(loss), net	108	(308)	4,444	724
Other income, net	463	1,591	1,371	223
Loss before income taxes	(34,751)	(418,028)	(562,356)	(91,619)
Income tax expense	(14,058)	(3,591)	(3,885)	(633)
Net loss attributable to ordinary shareholders	(48,809)	(421,619)	(566,241)	(92,252)

Loss per share for ordinary shares:
Net loss per ordinary share—basic	(0.16)	(1.20)	(1.59)	(0.26)
Net loss per ordinary share—diluted	(0.16)	(1.20)	(1.59)	(0.26)

Loss per ADS(each ADS represents three class B ordinary shares):
Net loss per ADS—basic	(0.48)	(3.60)	(4.77)	(0.78)
Net loss per ADS—diluted	(0.48)	(3.60)	(4.77)	(0.78)

Weighted average number of ordinary shares:
Ordinary shares
Basic	303,344,804	—	—	—
Diluted	303,344,804	—	—	—

Class A ordinary shares
Basic	—	274,644,550	251,652,499	251,652,499
Diluted	—	274,644,550	251,652,499	251,652,499

Class B ordinary shares
Basic	—	75,723,943	104,241,891	104,241,891
Diluted	—	350,368,493	355,894,390	355,894,390

Note 1: Includes share-based compensation expenses as follows:
Product developments	(5,110)	(14,133)	(13,802)	(2,249)
Product sourcing	(329)	(26)	(551)	(90)
Sales and marketing	(1,182)	(3,204)	(3,171)	(516)
General and administrative	(2,045)	(58,663)	(48,108)	(7,838)
Total share-based compensation expenses	(8,666)	(76,026)	(65,632)	(10,693)

*Also includes revenue from group-buying business, which was reclassified from “other revenue”, as the commission is earned on pay-for-performance basis. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

**Starting from year 2014, certain expenses we incur to develop, maintain and monitor our suppliers relationship were reclassified from “Sales and marketing expenses” to “Product sourcing expenses”. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net loss attributable to ordinary shareholders	(48,809)	(421,619)	(566,241)	(92,252)
Add:
Share-based compensation expenses	8,666	76,026	65,632	10,693
Non-cash expenses relating to free user traffic contributed by Baidu	1,480	1,490	324	53
Online marketing expense for Baidu Zhixin Cooperation	—	147,642	235,575	38,380
Adjusted net loss (non-GAAP)(*)	(38,663)	(196,461)	(264,710)	(43,126)
Add:
Income tax expense	14,058	3,591	3,885	633
Depreciation and amortization	5,459	9,692	15,382	2,506
Interest expense	351	—	—	—
Adjusted EBITDA (non-GAAP) (**)	(18,795)	(183,178)	(245,443)	(39,987)

Operating loss	(36,409)	(428,953)	(575,094)	(93,694)
Add:
Share-based compensation expenses	8,666	76,026	65,632	10,693
Non-cash expenses relating to free user traffic contributed by Baidu	1,480	1,490	324	53
Online marketing expense for Baidu Zhixin Cooperation	—	147,642	235,575	38,380
Adjusted operating loss(non-GAAP)(***)	(26,263)	(203,795)	(273,563)	(44,568)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expense, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.

*** Adjusted operating income (loss)(non-GAAP), defined as operating income (loss) excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.